December 15, 2006

Via Facsimile and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Attn: Russell Mancuso, Esq., Branch Chief

Re:	SpatiaLight, Inc. (the “Company”), Pre-Effective Amendment No. 3 to Registration Statement on Form S-3 filed November 6, 2006 (File No. 333-137100) and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in response to the comments, dated November 20, 2006, of the Staff (the “Commission Letters”) with respect to the Company’s Pre-Effective Amendment No. 3 to Registration Statement on Form S-3, filed on November 6, 2006, File No. 333-137100 (the “Registration Statement”). For the Staff’s convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letters and we have also set forth such comments for the convenience of the Staff.

We are filing with the Commission via EDGAR concurrently herewith the documents referenced above. For the Staff’s convenience, we are also forwarding to you four (4) courtesy copies of Amendment No. 4 to our Registration Statement. These courtesy copies are marked to show changes from the Amendment No. 3 filed on November 6, 2006.

1.	Please file marked copies of your amendments via Edgar. See Rule 472 of Regulation C and Item 310 of Regulation S-T.

Marked copies of Amendment No. 3 showing changes made from Amendment No. 2 were inadvertently omitted from the Company’s EDGAR filing. The Company is aware of the requirement that marked copies of all amendments are to be filed via EDGAR at the time of filing and will comply with Rule 472 of Regulation C and Item 310 of Regulation S-T in the future.

August 2006 Financing, page 26

2.	We note your response to prior comment 1 from our letter dated October 26, 2006. Please file the Wellington waiver you refer to in the first paragraph on page 27.

At the time Amendment No. 3 to the Registration Statement was filed, the Company had received only correspondence from Wellington approving the waiver. The Company has obtained a written waiver of the obligation to file a registration statement relating to the resale of the securities purchased by Wellington and has filed the written waiver as Exhibit 10.1 to the Registration Statement.

Exhibit 5.1

3.	Please tell us why it is necessary and appropriate to qualify the opinion by paragraphs a, b, d and clause (iii) of paragraph c.

The terms of the Warrants, Units and Subscription Rights have not been established as of the date of the legal opinion. Accordingly, our counsel has indicated that they must qualify the opinion as indicated. In particular, the qualifications contained in paragraph a. relate to indemnification matters that are against public policy as expressed in a statute or law. Although such provisions may appear in various documents, it is the opinion of our counsel that they generally are not enforceable. The qualifications in paragraph b. relate to contractual provisions that may be enforceable if they comply with standards of presentation or contain specific language. Our counsel must include this qualification since the terms are not presently available for review to determine whether they comply with the legal standards for enforceability. The qualifications in paragraph d. and clause (iii) of paragraph c. relate to the availability of equitable remedies, claims or defenses which may or may not be granted within the broad discretion of the court before whom a claim is pending. Our counsel has indicated that this qualification is necessary because enforceability may be dependent upon the particular facts present in the case.

4.
We note that the state law covered by the opinion is limited the Business Corporation Law of New York. Please tell us how you concluded that New York law governs all securities registered. Also, please provide an opinion regarding whether the warrants, units and subscription rights are legal, binding obligations under governing state contract law.

Neither we nor our counsel have concluded that New York law would govern all securities registered. However, the Company is a New York corporation and securities issued by it must, to be enforceable against the Company, be in form and issued for consideration required or permitted by the Business Corporation Law of New York. Since the form of such securities and the consideration for which they will be issued has not been established as of the date of the opinion, our counsel must qualify their opinion regarding enforceability with the assumption as to form and consideration under New York law. The legal opinion filed as Exhibit 5.1 to the Registration Statement has been revised to state that the Warrants, Units and Subscription Rights will be binding obligations under applicable contract laws. However, since the applicable state law cannot be determined until such securities are issued, the opinion is limited to the laws of the State of New York.

5.	Investors are entitled to rely on the opinion you file. Please file an opinion that does not imply to the contrary as in the penultimate paragraph of your current exhibit.

The legal opinion filed as Exhibit 5.1 has been revised to remove the limitation.

Signature Page

6.
From your recent Form 8-K filings, it appears that two directors recently departed from your board. Please provide us your analysis of why you did not need to provide the disclosure required by Item 5.02(a) of Form 8-K.

No director has advised the Company that he or she has resigned because of a disagreement with the Company on any matter relating to operations, policies or practices, and no director has been removed by the Board of Directors for cause. Accordingly, Item 5.02(a) does not apply. The resignation of Mr. Olins as a director on November 8, 2006 was reported under Item 5.02(b) of Form 8-K. That report erroneously reported the resignation of Larry Matteson and was corrected on November 9, 2006 in our Form 8-K/A filed on that date.

Form 10-K for the year ended December 31, 2005

Note 2. Issuance of Shares in 2005, page 45

7.	We noted that you recorded the value of the October 2005 issuance of common stock subject to registration as temporary equity.

•	Please provide us with your analysis regarding EITF 05-04, EITF 00-19 and EITF Topic D-98 and discuss your conclusion that these amounts should be classified as temporary equity.

As disclosed in our Form 10-K/A filed on April 11, 2006, the Registration Rights Agreement dated October 12, 2005 requires us to file with the Commission a Registration Statement covering the resale of 100% of the shares and shares issuable upon exercise of the warrants within 30 calendar days after October 12, 2005 and have this Registration Statement declared effective no later than 90 days after October 12, 2005.  As further disclosed in our Form 10-K/A, we are required to pay $30,000 as liquidated damages for every thirty days that the Registration Statement is not filed; and $30,000 as liquidated damages for every thirty days after January 12, 2006 until the Registration Statement is declared effective.  Our disclosure did not include the following additional provisions:

•	there is no contractual maximum specified by the Registration Rights Agreement for liquidated damages and
•
once declared effective, the Registration Statement is required to be continuously effective “under the Securities Act until all the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k)” In the event that the Registration Statement is not continuously effective, liquidated damages as described above will be due.

Under Rule 144, investors can generally resell their securities without restriction after two years from the date of closing.  Since the terms of the registration rights agreement allow for an initial filing period of 30 days, the maximum potential duration of the liquidated damages is approximately 700 days (two years minus 30 days).  Thus the maximum amount of liquidated damages is calculated at $700,000 or 35% of the original aggregate purchase price (plus interest at 18% per annum).

Pursuant to EITF 05-04, we believe that the Registration Rights Agreement covering both the shares and the shares issuable upon exercise of the warrants “should be considered together as a unit and analyzed under Issue 00-19” (View A).

With respect to the Registration Rights Agreement and the shares issued, in accordance with EITF Topic D-98, “Securities with provisions that allow the holders to be paid upon the occurrence of events that are not solely within the issuer’s control should be classified outside of permanent equity.  Such events include: The failure to have a registration statement declared effective by the SEC by a designated date…”.  We believe that the maximum amount of liquidated damages could exceed the difference between the fair value of registered shares and the fair value of unregistered shares and have therefore classified the shares outside of permanent equity.  Since we believe these shares do not fall under the scope of FAS 150, we have classified these shares as temporary equity.

Upon further analysis of EITF Topic D-98, we believe that upon effectiveness of the registration statement, this condition (occurrence of events that are not solely within the issuer’s control) still exists because of the requirement to maintain effectiveness of the registration statement and therefore the shares should not have been reclassified to permanent equity as of June 30, 2006. Rather, they should remain as temporary equity until all the registerable securities covered by the registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k), or any remaining liquidated damages is less than the difference between the fair value of registered shares and the fair value of unregistered shares. This would affect our Form 10-Q for the periods ended June 30, 2006 and September 30, 2006 and include the effects of both the October 2005 financing and the January 2006 financing. Please see below for the effect on our Form 10-Q for the periods ended June 30, 2006 and September 30, 2006.

At June 30, 2006
Line item	Previously reported	Reclassifications	As amended
Balance sheet
Warrant liability	$-	$756,577	$756,577
Total current liabilities	3,192,833	756,577	3,949,410
Total liabilities	13,754,933	756,577	14,511,510

Temporary equity	0	4,360,323	4,360,323
Total liabilities and temporary equity	13,754,933	5,116,900	18,871,833
Common stock and APIC	89,620,021	(5,116,900)	84,503,122

Total stockholders' equity (deficit)	(2,700,952)	(5,116,900)	(7,817,852)
Total liabilities, temporary equity, and stockholders'
equity (deficit)	11,053,981	0	11,053,981

At September 30, 2006
Line item	Previously reported	Reclassifications	As amended
Balance sheet
Warrant liability	$129,279	$743,319	$872,598
Total current liabilities	4,356,851	743,319	5,100,170
Total liabilities	15,029,944	743,319	15,773,263

Temporary equity	1,947,909	4,360,323	6,308,232
Total liabilities and temporary equity	16,977,853	5,103,642	22,081,495
Common stock and APIC	90,061,587	(5,103,642)	84,957,945

Total stockholders' equity (deficit)	(6,414,905)	(5,103,642)	(11,518,547)
Total liabilities, temporary equity, and stockholders'
equity (deficit)	10,562,948	0	10,562,948

We propose to amend our Form 10-Qs filed for the periods June 30, 2006 and September 30, 2006 for the above reclassifications as well as the disclosures noted in the first paragraph of the response to this bullet point.

With respect to the Registration Rights Agreement and the shares issuable upon exercise of the warrants, paragraph 17 of EITF Issue 00-19 states that “if (a) a derivative contract requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).  Consequently, the derivative must be classified as an asset or a liability … because share settlement is not within the company’s control.”  Since the shares issuable upon exercise of the warrants are required to be registered in accordance with the Registration Rights Agreement, and there are cash penalties for non-performance of this obligation, until such time as the shares issuable upon exercise of the warrants are registered, we believe EITF Issue 00-19 requires the warrants to be recorded as liabilities and to be marked-to-market each period through the income statement.  Upon further analysis of EITF Topic D-98, even after the shares issuable upon exercise of the warrants are registered in accordance with the Registration Rights Agreement (once the registration statement is declared effective), we still do not control the achievement of our obligations under the agreement due to the provision of maintaining effectiveness of the registration statement and therefore the warrants should continue to be classified as a liability and marked-to-market at each period until such time as the shares issuable upon exercise of the warrants are have been sold or may be sold without volume restrictions pursuant to Rule 144(k), or any remaining liquidated damages are less than the fair value of registered shares and the fair value of unregistered shares. This would affect our Form 10-Q for the periods ended June 30, 2006 and September 30, 2006.

The effect of the above analysis on our Form 10-Q for the periods ended June 30, 2006 and September 30, 2006 follows.

Income statement - 3 months ended June 30, 2006	Previously reported	Reclassifications	As amended
Non-cash gain from revaluation of warrants	$34,111	$294,476	$328,587
Total other income (expense)	(456,168)	294,476	(161,692)
Loss before income tax	(5,304,581)	294,476	(5,010,105)
Net loss	(5,304,581)	294,476	(5,010,105)
Net loss per share	$(0.13)	$0.01	$(0.12)

Income statement - 3 months ended September 30, 2006	Previously reported	Reclassifications	As amended
Non-cash gain from revaluation of warrants	$21,945	$50,344	$72,289
Total other income (expense)	(619,082)	50,344	(568,738)
Loss before income tax	(4,173,985)	50,344	(4,123,641)
Net loss	(4,173,985)	50,344	(4,123,641)
Net loss per share	$(0.10)	$0.00	$(0.10)

As the effect of marking the warrant liability to market for the three months ended June 30, 2006 and September 30, 2006 is less than 6% and 1%, respectively, of total net loss for these quarters (and is less than 3% of the net loss for the six-month and nine-month periods then ended, and will be clearly immaterial to fiscal year 2006’s net loss), does not affect operating loss and would be a non-cash gain to the income statement, we propose to correct the liability as of December 31, 2006 rather than restate each of these quarters.

•	Tell us which of the views expressed in EITF 05-04 best describes your accounting policy and explain how you have accounted for the liquidated damages pursuant to that policy.

Pursuant to EITF 05-04, we believe that the Registration Rights Agreement covering both the shares and the shares issuable upon exercise of the warrants “should be considered together as a unit and analyzed under Issue 00-19” (View A).  Liquidated damages have been accrued in accordance with the Registration Rights Agreement with a debit to non-cash interest expense and a credit to accrued liabilities.  Upon effectiveness of the registration statement, as disclosed in our Form 10-Q filed on August 9, 2006, “investors accounting for 25% of the invested amount waived their rights to any liquidated damages.  In addition, in settlement of any and all liquidated damages, investors accounting for 50% of the invested amount in this transaction received an aggregate of 43,850 shares of our common stock on June 5, 2006, when the market price of our common stock was $2.77, resulting in an intrinsic value of $121,465.”  Amounts accrued in excess of the amounts settled and/ or waived resulted in a debit to accrued payables and a credit to non-cash interest expense.  The intrinsic value of the 43,850 shares issued in settlement of the outstanding liquidated damages were recorded as a debit to accrued payables, and a credit to common stock (at par value) and additional paid in capital. The remaining liquidated damages of $65,750 representing investors accounting for the remaining 25% of the invested amount remains in accrued liabilities pending negotiations with these investors.

8.
We also noted that you accounted for the fair value of the warrants issued in conjunction with your common stock in October 2005 as a liability. Please tell us and revise the filing to clearly disclose all the material terms of the warrants.

Our Form 10-K/A filed with the Commission on April 11, 2006, in footnote 2, discloses the amount of warrants, their exercise price, the term and the assumptions used to value the warrant.  Further, the disclosure includes our registration obligations related to the shares issuable upon exercise of the warrants.

Our disclosure did not include the following additional provisions:
•	there is no contractual maximum specified by the Registration Rights Agreement for liquidated damages and
•
once declared effective, the Registration Statement is required to be continuously effective “under the Securities Act until all the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k)” In the event that the Registration Statement is not continuously effective, liquidated damages as described above will be due.

Rather than amend our Form 10-K/A for the year ended December 31, 2005, as this is a disclosure item that does not affect the amounts in the financial statements, we respectfully propose to add these additional provisions in our subsequent filings, including the amended Forms 10-Q above for the periods ended June 30, 2006 and September 30, 2006.

In addition, clarify for us your reasons for accounting for the warrants as a liability at inception and explain why, as you disclose, it would be appropriate to reclassify this liability to equity upon the effectiveness of your Registration Statement. Cite the accounting guidance upon which you based your response.

As mentioned above and as disclosed in our Form 10-K/A filed on April 11, 2006, the Registration Rights Agreement dated October 12, 2005 requires us to file with the Commission a Registration Statement covering the resale of 100% of the shares and shares issuable upon exercise of the warrants within 30 calendar days after October 12, 2005 and have this Registration Statement declared effective no later than

90 days after October 12, 2005.  As further disclosed in our Form 10-K/A, we are required to pay $30,000 as liquidated damages for every thirty days that the Registration Statement is not filed; and $30,000 as liquidated damages for every thirty days after January 12, 2006 until the Registration Statement is declared effective.

Under Rule 144, investors can generally resell their securities without restriction after two years from the date of closing.  Since the terms of the registration rights agreement allow for an initial filing period of 30 days, the maximum potential duration of the liquidated damages is approximately 700 days (two years minus 30 days).  Thus the maximum amount of liquidated damages is calculated at $700,000 or 35% of the original aggregate purchase price (plus interest at 18% per annum).

Pursuant to EITF 05-04, we believe that the Registration Rights Agreement covering the shares issuable upon exercise of the warrants “should be considered together as a unit and analyzed under Issue 00-19” (View A).

With respect to the Registration Rights Agreement and the shares issuable upon exercise of the warrants, paragraph 17 of EITF Issue 00-19 states that “if (a) a derivative contract requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).  Consequently, the derivative must be classified as an asset or a liability … because share settlement is not within the company’s control.”  Since the shares issuable upon exercise of the warrants are required to be registered in accordance with the Registration Rights Agreement, and there are cash penalties for non-performance of this obligation, until such time as the shares issuable upon exercise of the warrants are registered, we believe EITF Issue 00-19 requires the warrants to be recorded as liabilities and to be marked-to-market each period through the income statement.  Upon further analysis of EITF Topic D-98, even after the shares issuable upon exercise of the warrants are registered in accordance with the Registration Rights Agreement (once the registration statement is declared effective), we still do not control the achievement of our obligations under the agreement due to the provision of maintaining effectiveness of the registration statement and therefore the warrants should continue to be classified as a liability and marked-to-market at each period until such time as the shares issuable upon exercise of the warrants are have been sold or may be sold without volume restrictions pursuant to Rule 144(k), or any remaining liquidated damages are less than the difference between the fair value of registered shares and the fair value of unregistered shares. This would affect our Form 10-Q for the periods ended June 30, 2006 and September 30, 2006.

Effect of the above analysis on our Form 10-Q for the periods ended June 30, 2006 and September 30, 2006.

Income statement - 3 months ended June 30, 2006	Previously reported	Reclassifications	As amended
Non-cash gain from revaluation of warrants	$34,111	$294,476	$328,587
Total other income (expense)	(456,168)	294,476	(161,692)
Loss before income tax	(5,304,581)	294,476	(5,010,105)
Net loss	(5,304,581)	294,476	(5,010,105)
Net loss per share	$(0.13)	$0.01	$(0.12)

Income statement - 3 months ended September 30, 2006	Previously reported	Reclassifications	As amended
Non-cash gain from revaluation of warrants	$21,945	$50,344	$72,289
Total other income (expense)	(619,082)	50,344	(568,738)
Loss before income tax	(4,173,985)	50,344	(4,123,641)

Net loss	(4,173,985)	50,344	(4,123,641)
Net loss per share	$(0.10)	$0.00	$(0.10)

As the effect of marking the warrant liability to market for the three months ended June 30, 2006 and September 30, 2006 is less than 6% and 1%, respectively, of total net loss for these quarters (and is less than 3% for the six-month and the nine-month periods then ended, and will be clearly immaterial to the fiscal 2006 net loss), does not affect operating loss and would be a non-cash gain to the income statement, we propose to correct the liability as of December 31, 2006 rather than restate each of these quarters.

Note 3. Short-Term Loans and Notes Payable - Argyle Notes. Page 50

9.
We note that you prepaid all interest relating to the Argyle Notes for the period July 1, 2005 through the maturity of December 31, 2008 by issuing 50,000 and 448,768 shares of common stock in December 2004 and January 2005. Please address the following relating to these transactions:

•
Tell us your reasons for pre-paying the interest on the note to Argyle. Describe in detail the circumstances that led to the pre-payment of interest on the note with shares of your common stock. Explain the economics of the transaction and why it was economically beneficial to the company to pre-payment all interest on the debt.

As disclosed in our 8-K filed with the Commission on December 6, 2004, “In consideration for Argyle entering into the Increditor [sic] Agreement and because under the terms and conditions of the Transaction Documents the proceeds from the Transactions cannot be used to repay debt, the Board of Directors of SpatiaLight (Mr. Olins did not participate in this matter as a member of the Board) authorized SpatiaLight to enter into the Extension and Modification Agreement between SpatiaLight and Argyle … and authorized the prepayment in January 2005 of interest payable to Argyle in common shares of SpatiaLight under such Agreement for the term of the underlying note”.  In order to complete the $10 million November 2004 financing, the investors in the November 2004 financing required the extension of the Argyle note and the Intercreditor Agreement.  The company needed to complete this financing to fund the development of our South Korean operations as well as fund current working capital needs. Therefore, it was economically beneficial to the company to satisfy the requirement by the investors using non-cash means (prepayment of interest with common shares of the company).

•
Explain how, in deciding to pre-pay the interest, you considered the fact that Argyle had already agreed to subordinate its right to repayment to all your senior secured obligations and, as a result, Argyle appeared unlikely to demand repayment other than through conversion of the note into common stock.

Argyle agreed to subordinate its right to repayment of its note to the November 2004 convertible notes concurrent with agreeing to extend the maturity date of its note. In return, the Board of Directors authorized the prepayment of interest to Argyle for the period July 1, 2005 through December 31, 2008.  At the time of this transaction, there was an expectation that Argyle would hold its note through the maturity date as Mr. Olins was and is the largest shareholder of the company and was responsible for its continuing successful operations.

•	Tell us whether you issued common shares as pre-payment of interest as an inducement or as consideration for Argyle’s consent to subordinate its interest to your senior secured debt.

As disclosed in our 8-K filed with the Commission on December 6, 2004, the prepayment of interest was issued as consideration for Argyle entering into the Intercreditor Agreement and the Extension and Modification Agreement.

•
As the $4,049,964 fair value of the 498,768 common shares issued as pre-payment of interest on the notes exceed the $1,188,000 principal balance outstanding on the Argyle note, please explain how you concluded that the note had not been extinguished.

The fair value of prepaid interest noted above is determined by 1) calculating the total interest due based on the 6% rate at which the notes accrue interest, 2) applying the contractual conversion price of $0.50 to the total interest in order to calculate the number of common shares to be issued, and 3) applying the closing market price on the commitment date, the day before the shares were issued.  Applying the same method to the outstanding debt amount, the fair value of the note would have been $19,293,120 ($1,188,000 divided by the conversion price of $0.50 equals 2,376,000 shares, multiplying by $8.12, the market price on December 21, 2004 (the date of calculation for the pre-payment of interest noted above) equals $19,293,120).

Pursuant to EITF 96-19, “an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.”  The present value of cash flows of the original agreement, using the effective interest rate of 8%, as disclosed in our Form 10-K/A filed with the Commission on April 11, 2006, as of November 30, 2004 is approximately $1,135,000.  The present value of cash flows of the modified and extended agreement, using the same effective rate, as of November 30, 2004 is approximately $1,145,000.  The difference in present values, of $10,000 is less than 1%, and therefore, according to EITF 96-19, not a significant modification requiring the application of extinguishment accounting.  If the fair value of the note of approximately $19 million and the fair value of the prepaid interest of approximately $4 million was used, in lieu of cash flow, the note modification likewise would not be significant.

Based on all the above, we concluded that the note had not been extinguished.

•
As Argyle is an private equity investment advisory company controlled by Mr. Olins, your former Chief Executive Officer, Treasurer, and Secretary, which as of March 10, 2006 controlled 21% of your common stock, tell us how you considered the guidance in SAB Topics 4E and 4G, EITF 85-1 and Rule 5-02.03 of Regulation S-X in presenting the amounts on your balance sheet.

Our balance sheet shows the pre-paid interest in two sections: split between the current and long term portion, and specifically identified as being to a related party.  Additionally, the outstanding amount of the debt is shown as a long term liability due to a related party.

Topic 4E addresses compensation to officers where capital stock has been issued at prices below market.  The pre-payment of interest, as noted above, was based on a contractual obligation.  The contract specified that both interest and principal are convertible at $0.50 per share.  As this is specifically related to the interest to be earned on the outstanding debt, we believe the charge is appropriately classified as interest expense, rather than compensation and/ or deferred compensation.  Topic 4E also addresses amounts receivable from officers and directors resulting from sales of stock or from other transactions.  Again, as this transaction specifically related to interest on outstanding notes, we do not believe this is a receivable and therefore should not be treated as an offset to equity.

Topic 4G relates to notes and other receivables from affiliates.  The pre-payment of interest is not a receivable, but rather a calculation of interest to be earned on outstanding notes.  Therefore, we do not believe this is a note or other receivable of the company and therefore should not be treated as an offset to equity.

EITF 85-1 relates to notes received, rather than cash, as a contribution to equity.  Again, we believe that the pre-payment of interest is interest on outstanding debt and therefore is not a note receivable of the company and thus not governed by EITF 85-1.

Rule 5-02.3 of Regulation S-X, much like the above, addresses accounts or notes receivable arising from transactions involving the registrant’s capital stock.  We do not believe that the pre-payment of interest is an account or note receivable.

•
As we note that you issued fully vested, nonforfeitable shares to Argyle as pre-payment of interest and that Argyle, at its option, has the right to convert the principal of the notes into shares of your common stock, tell us what recourse would be available to the company in the event Argyle decided to convert the notes.

As mentioned above, at the time of this transaction, there was an expectation that Argyle would hold its notes through their maturity date as Mr. Olins was and is the largest shareholder of the company and was responsible for its continuing successful operations.  We believe that apart from requesting the appropriate amount of shares returned directly from Mr. Olins, we would have normal legal recourse available to us in the event that Argyle decided to convert the notes prior to their December 31, 2008 maturity date.

Form 10-Q for Period ended September 30, 2006

Note 8. Issuance of Securities, page 18

Issuance of Shares, Stock Options and Warrants during the Nine Months ended September 30, 2006, page 19

10.	We also noted that you recorded the value of the September 2006 issuance of common stock subject to registration as temporary equity.

•	Please provide us with your analysis regarding EITF 05-04, EITF 00-19 and EITF Topic D-98 and discuss your conclusion that these amounts should be classified as temporary equity.

As disclosed in our Form 10-Q filed on November 9, 2006, the Registration Rights Agreement dated September 26, 2006 requires us to file with the Commission a Registration Statement covering the resale of 100% of the shares within 30 calendar days after October 12, 2005 and have this Registration Statement declared effective no later than 90 days after October 12, 2005.  As further disclosed in our Form 10-Q, we may be required to pay an amount equal to 2% of the aggregate purchase price or $10,000 as partial liquidated damages when each of these dates occur and an additional 1% for each month thereafter.  Our disclosure could have been more specific as follows:

•	The disclosure did not specifically state that the “shares” noted above included both the shares sold and the shares issuable upon exercise of the warrants.

•
The disclosure stated that there was no contractual maximum to the partial liquidated damages. The registration rights agreement actually limits these to 12% of the aggregate subscription amount ($60,000).

•
Once declared effective, the Registration Statement is required to be continuously effective “under the Securities Act until all the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k)” In the event that the Registration Statement is not continuously effective, liquidated damages as described above will be due.

Under Rule 144, investors can generally resell their securities without restriction after two years from the date of closing.  Since the terms of the registration rights agreement allow for an initial filing period of 30 days, the maximum potential duration of the liquidated damages is approximately 700 days (two years minus 30 days).  However, the maximum amount of liquidated damages is limited to 12% of the aggregate subscription amount or $60,000 (plus interest at 10% per annum).

Pursuant to EITF 05-04, we believe that the Registration Rights Agreement covering both the shares and the shares issuable upon exercise of the warrants “should be considered together as a unit and analyzed under Issue 00-19” (View A).

With respect to the Registration Rights Agreement and the shares issued, in accordance with EITF Topic D-98, “Securities with provisions that allow the holders to be paid upon the occurrence of events that are not solely within the issuer’s control should be classified outside of permanent equity.  Such events include: The failure to have a registration statement declared effective by the SEC by a designated date…”.  We believe that the maximum amount of liquidated damages could exceed the difference between the fair value of registered shares versus the fair value of unregistered shares and have therefore classified the shares outside of permanent equity.  Since we believe these shares do not fall under the scope of FAS 150, we have classified these shares as temporary equity.

Upon further analysis of EITF Topic D-98, we believe that upon effectiveness of the registration statement, this condition (occurrence of events that are not solely within the issuer’s control) will still exist because of the requirement to maintain effectiveness of the registration statement and therefore the shares should not be reclassified to permanent equity until all the registerable securities covered by the registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) or any remaining liquidated damages are less than the difference between the fair value of registered shares and the fair value of unregistered shares.

•	Tell us which of the views expressed in EITF 05-04 best describes your accounting policy and explain how you have accounted for the liquidated damages pursuant to that policy.

Pursuant to EITF 05-04, we believe that the Registration Rights Agreement covering both the shares and the shares issuable upon exercise of the warrants “should be considered together as a unit and analyzed under Issue 00-19” (View A).  Liquidated damages will be accrued in accordance with the Registration Rights Agreement with a debit to non-cash interest expense and a credit to accrued liabilities.  Upon settlement of any liquidated damages, the accrual will be trued-up to actual settled amounts. As of September 30, 2006, no liquidated damages were owed on the September 2006 financing.

11.
We noted that you accounted for the fair value of the warrants issued in conjunction with your common stock in September 2006 as a liability. Please tell us and revise the filing to clearly disclose all the material terms of the warrants. In addition, clarify for us why you believe it is appropriate to account for the warrants as a liability at inception and also why you believe it is appropriate to reclassify this liability to equity upon the effectiveness of your Registration Statement. Cite the accounting guidance upon which you based your response.

As mentioned above and as disclosed in our Form 10-Q filed on November 9, 2006, the Registration Rights Agreement dated September 26, 2006 requires us to file with the Commission a Registration Statement covering the resale of 100% of the shares within 30 calendar days after October 12, 2005 and have this Registration Statement declared effective no later than 90 days after October 12, 2005.  As further disclosed in our Form 10-Q, we may be required to pay an amount equal to 2% of the aggregate purchase price or $10,000 as partial liquidated damages when each of these dates occur and an additional 1% for each moth thereafter.  Our disclosure could have been more specific as follows:

•	The disclosure did not specifically state that the “shares” noted above included both the shares sold and the shares issuable upon exercise of the warrants.
•
The disclosure stated that there was no contractual maximum to the partial liquidated damages. The registration rights agreement actually limits these to 12% of the aggregate subscription amount ($60,000).

•
Once declared effective, the Registration Statement is required to be continuously effective “under the Securities Act until all the Registrable Securities covered by the Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k)” In the event that the Registration Statement is not continuously effective, liquidated damages as described above will be due.

We propose to amend our Form 10-Q filed for the period ended September 30, 2006 for these disclosure items.

Under Rule 144, investors can generally resell their securities without restriction after two years from the date of closing.  Since the terms of the registration rights agreement allow for an initial filing period of 30 days, the maximum potential duration of the liquidated damages is approximately 700 days (two years minus 30 days).  However, the maximum amount of liquidated damages is limited to 12%of the aggregate subscription amount or $60,000 (plus interest at 10% per annum).

Pursuant to EITF 05-04, we believe that the Registration Rights Agreement covering the shares issuable upon exercise of the warrants “should be considered together as a unit and analyzed under Issue 00-19” (View A).

With respect to the Registration Rights Agreement and the shares issuable upon exercise of the warrants, paragraph 17 of EITF Issue 00-19 states that “if (a) a derivative contract requires physical or net share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).  Consequently, the derivative must be classified as an asset or a liability … because share settlement is not within the company’s control.”  Since the shares issuable upon exercise of the warrants are required to be registered in accordance with the Registration Rights Agreement, and there are cash penalties for non-performance of this obligation, until such time as the shares issuable upon exercise of the warrants are registered, we believe EITF Issue 00-19 requires the warrants to be recorded as liabilities and to be marked-to-market each period through the income statement.  Upon further analysis of EITF Topic D-98, even after the shares issuable upon exercise of the warrants are registered in accordance with the Registration Rights Agreement (once the registration statement is declared effective), we still do not control the achievement of our obligations under the agreement due to the provision of maintaining effectiveness of the registration statement and therefore the warrants should continue to be classified as a liability and marked-to-market at each period until such time as the shares issuable upon exercise of the warrants are have been sold or may be sold without volume restrictions pursuant to Rule 144(k), or any remaining liquidated damages are less than the difference between the fair value of registered shares and the fair value of unregistered shares.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The management of the Company genuinely appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Please feel free to contact the undersigned at 415-883-1693, or Lawrence E. Wilson, at Franklin, Cardwell, and Jones at (713) 222-6025, should you have any questions or require further information.

Sincerely,

By:  /s/ David F. Hakala

David F. Hakala
Chief Executive Officer, Chief Operating Officer and
Principal Financial and Accounting Officer

cc:	Donald C. Hunt, Esq. Attorney, Advisor, SEC
Lawrence E. Wilson, Franklin, Cardwell & Jones
Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP